News Release 20-16

May 15, 2020

SSR MINING ANNOUNCES VOTING RESULTS FROM
2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces that each of the eight nominees listed in the management proxy circular for the 2020 Annual and Special Meeting of Shareholders (the “Meeting”) were elected as directors of SSR Mining on Thursday, May 14, 2020. Voting results for the election of directors are set out below:

	Votes For	% For	Votes Against	% Against
Number of Directors	73,361,201	99.72%	206,275	0.28%

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	73,167,698	99.46%	399,778	0.54%
Paul Benson	73,377,981	99.74%	189,495	0.26%
Brian R. Booth	72,951,596	99.16%	615,880	0.84%
Simon A. Fish	73,042,838	99.29%	524,638	0.71%
Gustavo A. Herrero	73,199,477	99.50%	367,999	0.50%
Beverlee F. Park	72,887,736	99.08%	679,740	0.92%
Steven P. Reid	73,367,119	99.73%	200,357	0.27%
Elizabeth A. Wademan	72,977,802	99.20%	589,674	0.80%

At the Meeting, the shareholders of SSR Mining also approved: (i) the appointment of the auditor and authorized the directors to set the auditor’s remuneration; (ii) a non-binding advisory resolution accepting SSR Mining’s approach to executive compensation; and (iii) a resolution approving SSR Mining’s 2020 Share Compensation Plan.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

The voting results for each resolution are set out below:

	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditor	85,781,487	96.85%	2,786,543	3.15%
	Votes For	% For	Votes Against	% Against
Advisory Vote on Executive Compensation	71,504,570	97.20%	2,062,905	2.80%
Approval of 2020 Share Compensation Plan	69,670,786	94.70%	3,896,689	5.30%

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

SSR Mining Inc.	PAGE 2